SCHEDULE “A”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F – Third Quarter Ended November 30, 2003

THE THIRD QUARTER REPORT FORM 51 – 901F

Issuer Details:
For the financial quarter ended:	November 30, 2003
Date of report:	December 27, 2003

Name of issuer:	STARFIELD RESOURCES INC.
Issuer’s address:	420 625 Howe Street, Vancouver BC
Issuer’s fax no.:	(604) 608-0344
Issuer’s telephone no.:	(604) 608-0400

Contact person:	Glen Indra
Contact position:	President
Contact telephone no.:	(604) 608-0400

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director’s name:	Glen Indra	Date signed:	January 29, 2004
Director’s name:	Glen MacDonald	Date signed:	January 29, 2004

SCHEDULE “B”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F – Third Quarter Ended November 30, 2003

SCHEDULE B:1 ANALYSIS OF EXPENSES AND DEFERRED COSTS

See statement of loss and deficit and notes to interim financial statements.

Current Year Deferred Exploration Work year to date breakdown:

- Diamond drilling	$199,333
- Aircraft support including helicopter moves	584,669
- Personnel	992,116
- Camp support costs including fuel requirements	166,841
- Analytical and Geophysical Services	98,375
- Mobilization and demobilization	122,171
$2,163,505

SCHEDULE B:2 RELATED PARTY EXPENDITURES (NOT AT ARMS-LENGTH)

See notes to interim financial statements

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER

Issuance of private placement units:

Issuance date	Type of security	Type of issue	Number issued	Unit Price	Net Proceeds	Type of consideration	Commission
September 2003	Units	June 2003 Private placement	4,016,000	$0.30	(1)$1,091,820	Cash	Nil
September 2003	Units	October 2003 Private placement	725,000	$0.20	(2)$132,420	Cash	Nil
October 2003	Units	October 2003 Private placement	5,965,000	$0.20	(3)$1,098,172	Cash	Nil
November 2003	Units	October 2003 Private placement	560,000	$0.20	(4)$102,283	Cash	Nil
November 2003	Units	November 2003 Private placement	3,279,935	$0.20	(5)$590,388	Cash	Nil
Total number of private placement units issued:			14,545,935		$3,015,083

(1)	Net of $ 112,980 finder fees
(2)	Net of $ 12,580 finder fees
(3)	Net of $ 94,828 finder fees
(4)	Net of $ 9,717 finder fees
(5)	Net of $ 65,599 finder fees

SCHEDULE “B”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F – Third Quarter Ended November 30, 2003

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER

Issuance of common shares:

Issuance date	Type of security	Type of issue	Number issued	Unit Price	Net Proceeds	Type of consideration	Commission
None	Common shares	Options	-	-	-	-	-
None	Common shares	Share purchase warrants	-	-	-	-	-
Total number of common shares issued:			Nil

Conversion of private placement units:

Issuance date	Type of security	Type of issue	Number issued	Unit Price	Total proceeds	Type of consideration	Commission
Oct. 10, 2003	Common shares and purchase warrants	June 2003 private placement	7,139,885 common shares and 7,139,885 share purchase warrants	N/A	$Nil	Exercise of 7,139,885 Jun. 03 private placement units for 7,139,885 common shares and 7,139,885 purchase warrants at no charges pursuant to agreement.	Nil
Nov. 18, 2003	Common shares and purchase warrants	Oct. 2003 private placement	7,250,000 common shares and 6,075,000 share purchase warrants	N/A	$Nil	Exercise of 7,250,000 Oct. 03 private placement units for 7,250,000 common shares and 6,075,000 purchase warrants at no charges pursuant to agreement.	Nil
Total number of common shares issued:			14,389,885		$Nil
Total number of purchase warrants issued:			13,214,885		$Nil

SCHEDULE B:3(b) SUMMARY OF OPTIONS GRANTED IN THE QUARTER

Date of granted	Name of optionee	Position of optionee	Number	Exercise price	Expiry date
November 18, 2003	Glen Indra	Director	1,000,000	0.25	Nov. 18, 2008
November 18, 2003	Robert Maddigan	Director	1,630,000	0.25	Nov. 18, 2008
November 18, 2003	Henry Giegerich	Director	150,000	0.25	Nov. 18, 2008
Total number of share options issued:			2,780,000

SCHEDULE “B”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F – Third Quarter Ended November 30, 2003

SCHEDULE B:4(a) and (b) AUTHORIZED AND ISSUED SHARE CAPITAL

Class	Par Value	Authorized	Issued
			Number	Amount (net of share issue costs)
Common	NPV	Unlimited	79,470,592	$28,699,348
First Preferred Shares	NPV	Unlimited	-	-
Second Preferred Shares	NPV	Unlimited	-	-

SCHEDULE B:4(c ) OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING

Security	Number Or Amount	Exercise or Convertible	Expiry Date
Options	88,000 shares	$0.50/share	May 4, 2004
Options	200,000 shares	$0.40/share	January 21, 2005
Options	65,000 shares	$0.50/share	April 10, 2005
Options	632,000 shares	$0.50/share	May 4, 2006
Options	785,000 shares	$0.50/share	October 24, 2006
Options	600,000 shares	$0.40/share	March 8, 2007
Options	450,000 shares	$0.90/share	March 8, 2007
Options	2,340,000 shares	$0.40/share	February 14, 2008
Options	2,780,000 shares	$0.25/share	November 18, 2008

Warrants	3,000,000 shares	$0.75/share	December 28, 2003
Warrants	375,000 shares	$0.75/share	February 1, 2004
Warrants	1,028,750 shares	$0.35/share	June 30, 2004
Warrants	5,804,445 shares	$0.45/share	July 24, 2004
Warrants	1,000,000 shares	$0.55/share	August 27, 2004
Warrants	7,139,885 shares	$0.45/share	March 19, 2005
Warrants	6,075,000 shares	$0.25/share	November 07, 2005

Total options/warrants	32,363,080 shares

SCHEDULE B:4(d) SHARES IN ESCROW

Escrowed common shares Nil

SCHEDULE B:5 DIRECTORS AND OFFICERS

Glen Indra
Glen MacDonald
Robert Maddigan
Henry Giegerich

SCHEDULE ‘C’

MANAGEMENT DISCUSSION
STARFIELD RESOURCES INC.
Form 51-90IF
THIRD QUARTER ENDED November 30, 2003

FERGUSON LAKE

During the quarter ended November 30th, 2003 the Company expended $1,635,033 on exploration at their Ferguson Lake, Nunavut, Canada, Copper-Nickel-Cobalt-Platinum-Palladium project. The program consisted of UTEM geophysical surveying and diamond core drilling to test the significant low sulphide PGE mineralization discovered near surface during 2002 at the West Zone.

Subsequent to quarter end the Company received a positive report dated January 17, 2004 from Syd Visser, P.Geo. of S.J. Geophysics Ltd. which prompted the staking of an additional 15,495 acres of mineral claims contiguous to the southern boundary of its 34,454 acre 100% owned property.

The Report concluded:

“ • The 119 Extension conductor located in this survey must have a large strike length.

• The 119 Extension conductor has a significant depth extent with a depth to top located between a depth of 400 and 600 meters.

• The 119 Extension conductor has a very high conductivity thickness product.”

The Report also stated:

“Geophysical UTEM-3 surveys conducted during the 2000 and 2001 exploration field season by SJ Geophysics on Starfield Resources’ Ferguson Lake Cu-Ni-PGE project outlined the presence of a very strong (>2000 siemens) conductor. The primary conductor which consisted of the West Zone had a strike length in excess of 12 kilometers in an east-west direction.”

“Drilling performed in 2002 in the westernmost portion of the UTEM-3 survey grid area outlined the 119 Zone. The drilling and later reinterpretation of the 2000-2001 UTEM data suggested that the UTEM-3 anomaly known as the West Zone Extension had not been terminated. In fact, it was following foliation and was heading in a southwesterly direction towards the South Discovery Zone.”

“To confirm this hypothesis, a UTEM-3 survey using the lower base frequency of approximately 3.8Hz (with measuring time out to 129ms) was recommended. In the fall of 2003, SJ Geophysics carried out a program of low frequency UTEM-3 consisting of 48 line kilometers in the area between the 119 Zone and the South Discovery Zone. EM modeling carried out by SJ Geophysics, using the accumulated data, indicates that the West Zone extension and the 119 Zone is the same known mineralized zone. It also suggests that the geophysical signature seen in the West Zone and the 119 Zone carries on to the southwest for at least another 3000 meters. This new zone is known as the 119 Extension. The South Discovery Zone is interpreted as a distal mineralized zone. One lone widely spaced (600m) line at the end of the survey area, suggests that the 119 Extension is open to the southwest and appears to turn even further south. This survey also indicates that the small near surface anomalies located on the South Discovery Zone is a separate zone and not part of the newly discovered 119 Extension conductor.”

The 2003 UTEM-3 target shows only “slight decay between channel 1 (the latest measured time window centered at 96ms) and channel 2 (centered at 48ms) indicates that in some of the data, the conductivity thickness product of the conductor must be significant) greater than 2000 seimens.”

SCHEDULE ‘C’

MANAGEMENT DISCUSSION
STARFIELD RESOURCES INC.
Form 51-90IF
THIRD QUARTER ENDED November 30, 2003

FERGUSON LAKE (continued)

The Company is pleased that the newly outlined 3 kilometer long UTEM geophysical conductor is continuous to the existing 5 kilometer long West Zone, West Zone Extension and 119 Zone where drilling has been completed over 3.2 kilometers. This drilling has successfully demonstrated that the interpreted UTEM conductive target is coincident with massive sulphides contained within the resource estimates made by N.C. Carter, Ph.D, P.Eng dated April 8, 2003.

Of particular interest is the fact that, in the S.J. Geophysics Summary Report, portions of the new 2003 UTEM-3 conductive anomaly have geophysical signatures that have similar, if not better, features than those in the West Zones and 119 Zone.

During and subsequent to November 30, 2003, the Company also completed 2,667 meters of diamond drilling in 9 drill core holes. This drilling program was designed to further test both massive and low-sulphide platinum-palladium mineralized horizons discovered in 2002 in the footwall gabbroic rocks below the near-surface eastern portion of the West Zone. Samples from this drilling are currently being processed and results will be published when received.

FINANCIAL DISCUSSION

As at November 30, 2003 the Company had $252,668 cash on hand and a working capital deficiency of $317,138. During the quarter ended November 30, 2003 the Company raised a total of $3,015,083, net of finder fees, through the subscription of 4,016,000 private placement units at $0.30 per unit and 10,529,935 units at $0.20 per unit. These subscriptions were part of the following placements:

     1) 7,139,885 units, conditionally approved September 19, 2003, at $0.30 per unit;
     2) 7,250,000 units, conditionally approved December 7, 2003, at $0.20 per unit; and,
     3) 3,279,935 units November 2003 private placement, subject to regulatory approval, at $0.20 per unit.

Consulting fees during the quarter totaled $137,565 vs. budget $105,000 ($222,508 YTD vs. budget $315,000); Office, rent and office services, interest and bank charges, telephone and equipment rent totaled $122,790 vs. budget $72,000 ($335,885 YTD vs. $216,000); Travel & Conferences totaled $63,611 vs. budget $90,000 ($202,013 YTD vs. $270,000); Advertising & Promotions totaled $20,895 vs. $60,000 budget ($79,778 YTD vs. $180,000); Computer Expenses totaled $19,824 vs. budget $33,000 ($49,244 YTD vs. $99,000); Accounting, Legal and transfer and regulatory fees totaled $69,594 vs. budget $54,000 ($123,518 YTD vs.$162,000); Management & Investor Relations fees totaled $24,000 vs. budget $24,000 ($72,000 YTD vs. $72,000); Aggregate expenses for the quarter were $459,700 vs. budget of $471,000 ($1,149,811 YTD vs. $1,413,000).

Investor relations fees of $12,000 were paid during the quarter.

SUBSEQUENT EVENTS

A private placement of $450,000 was announced on December 10, 2003. The placement consists of 1,500,000 units at $0.30 per unit. Each unit is comprised of one common share and one full purchase warrant; each full purchase warrant together with $0.40 entitles the holder to purchase a further share for a period of 24 months.